FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 28, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 28, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary Shareholders' Meeting of YPF S.A. held on April 28, 2017 — Summary

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 79 of the Merval Listing Regulations.

In that connection, YPF S.A. ("YPF") hereby informs that on April 28, 2017, after having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders' Meeting of YPF was convened at 10:00 AM at the corporate headquarters, with 93.32% of YPF's outstanding capital stock represented.

Below is a description of the resolutions adopted upon consideration and discussion of each of the matters on the agenda:

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders' meeting resolved by a majority of computable votes to designate the representatives of Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 and the Argentine National Government - Ministry of Energy and Mining for Class "A" to sign the minutes.

2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders' meeting resolved by a majority of computable votes to exempt the preemptive offer of shares as provided in Article 67 of Law No. 26,831 for the authorization to deliver in a timely manner the treasury shares acquired to beneficiary employees of the Long-Term Stock-based Compensation Program.

3. Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statements of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 40, which began on January 1, 2016 and ended on December 31, 2016.

The Shareholders' meeting resolved by a majority of computable votes to approve the documentation under consideration, without modifications.

4. Consideration of the results for the fiscal year ended December 31, 2016. Absorption of losses in accordance with the order of allocation of balances determined by the National Securities Commission Regulations. Constitution of reserves. Declaration of dividends.

The Shareholders' meeting resolved by a majority of computable votes to approve the following: (a) the complete elimination of the special reserve for initial adjustment for implementation of IFRS in accordance with the provisions of Article No.10, Chapter III, Title IV of the Argentina National Securities Commission (Comisión Nacional de Valores) Rules (T.O. 2013), the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; (b) to fully absorb accumulated losses in Retained Earnings of up to Ps. 28,231 million against amounts corresponding to discontinued reserves for up to that amount; and (c) to allocate the remainder of the discontinued reserves as follows: (i) Ps. 100 million to establish a reserve for purchasing YPF shares, in order to make it possible for the Board of Directors to acquire YPF shares when they consider it opportune, and to fulfill commitments under the bonus and incentive plans, both currently existing and those that may arise in the future; and (ii) Ps. 716 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine when to distribute such dividends prior to the end of the fiscal year.

5.  Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2016.

The Shareholders' meeting resolved by a majority of computable votes to approve a remuneration of Ps. 23,479,686 for Deloitte & Co. S.A. for its audit services as Independent Auditor for the annual accounting documentation as of December 31, 2016 and the quarterly information as of 2016.

6.  Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2017 and determination of its remuneration.

The Shareholders' meeting resolved by a majority of computable votes to approve the following: a) to designate Deloitte & Co. S.A. as the external independent auditor of YPF's annual accounting documentation as of December 31, 2017; and b) that Deloitte & Co. S.A.'s compensation will be set by the Shareholders' Meeting that reviews the accounting documentation corresponding to the 2017 fiscal year, it being noted that Messrs. Fernando Gabriel del Pozo and Ricardo César Ruiz have been designated, without distinction, as certifying accountants for Deloitte & Co. S.A.

7.  Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2016.

The Shareholders' Meeting resolved by a majority of computable votes to approve the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2016.

8. Consideration of the remuneration to the Board of Directors for Ps. 122,304,678 for the fiscal year ended December 31, 2016, which resulted in computable impairment in accordance with the National Securities Commission Regulations (T.O.2013).

The Shareholders' Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. 122,304,678 for the Board of Directors for the fiscal year ended December 31, 2015.

9. Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2016.

The Shareholders' Meeting resolved by a majority of computable votes to approve a total remuneration of Ps. 4,185,000 for the Supervisory Committee for the fiscal year ended December 31, 2016.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

A majority of computable votes voted to set the number of members of the Supervisory Committee of YPF at three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National Government designated, at a Special Class A Shareholder's Meeting, Messrs. Alejandro Fabián Díaz and Guillermo Stok as the regular and alternate members of the Supervisory Committee, respectively, for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

A majority of computable votes of Class D shares voted to designate Ms. María Dolores Pujol and Ms. Raquel Inés Orozco as regular members of the Supervisory Committee and Mr. Carlos Manuel Vidal and Ms. María Rosa Eckard as alternate members of the Supervisory Committee.

13. Determination of the number of regular and alternate members of the Board of Directors.

A majority of computable votes voted to set the number of members of the Board of Directors at fifteen (15) regular members and twelve (12) alternate members.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National Government designated, at a Special Class A Shareholders' Meeting, Emilio José Apud as a regular Director with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

A majority of computable votes of Class D shares voted to: (i) designate as regular Directors Messrs. Miguel Ángel Gutiérrez, Roberto Luis Monti, Norberto Alfredo Bruno, Néstor José Di Pierro, Juan Franco Donnini, Gabriel Alejandro Fidel, Juan Carlos Abud, Carlos Alberto Felices, Daniel Gustavo Montamat, Fabián Jorge Rodríguez Simón, Inés María Leopoldo, Daniel Alberto Kokogian, Octavio Oscar Frigerio and, Luis Augusto Domenech, each with a tenure of one fiscal year, and (ii) designate as alternate Directors Messrs. Gerardo Damián Canseco, Alejandro Rodrigo Monteiro, Luis Gustavo Villegas, Lucio Mario Tamburo, Miguel Lisandro Nieri, Daniel Cristián González Casartelli, Carlos Alberto Alfonsi, Fernando Raúl Dasso, Fernando Pablo Giliberti, Santiago Martínez Tanoira and Marcos Miguel Browne, each with a tenure of one fiscal year.

16. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2017.

A majority of computable votes voted to authorize the Board of Directors to make payments to the accounts of Directors and members of the Supervisory Committee for an amount up to Ps. 48,300,000 for the 2017 fiscal year, after having delegated to the Board of Directors the distribution of the proposed amount as a prepayment.

17. Consideration of the merger by absorption by YPF S.A., as absorbing company, of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L., as the absorbed companies, in accordance with Article 82 et. seq. of the General Corporations Law (Ley General de Sociedades), Article 77, Article 78 et. seq. and consistent norms of the Profit Tax Law (Ley de Impuesto a las Ganancias), as amended, and Article 105 to Article 109 of its regulatory decree.

The Shareholders' meeting resolved by a majority of computable votes to approve the merger by absorption by YPF of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L., absorbed companies that will be dissolved without liquidation, in accordance with Article 82 et. seq. of the General Corporations Law No. 19,550, and the procedures leading to such corporate reorganization, effective as of January 1, 2017.

18. Consideration of the Special Merger Balance Sheet (Special Merger Financial Statements) of YPF S.A. and the Consolidated Merger Balance Sheet (Consolidated Assets Merger Balance Sheet) of YPF S.A., YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L., each as of December 31, 2016, and the corresponding Supervisory Committee and Independent Auditor reports.

The Shareholders' meeting resolved by a majority of computable votes to approve: (i) the use of the individual annual financial statements of YPF for the year ended December 31, 2016 reviewed and approved by YPF's Board of Directors, and the individual annual financial statements of YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. approved by their respective management bodies, for purposes of the financial statements required by Article 83, first paragraph, section (b) of the General Corporations Law No. 19,550 and other applicable regulations; and (ii) the Consolidated Assets Merger Balance Sheet of YPF, YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. as of December 31, 2016, for purposes of the financial statements required by Article 83, fourth paragraph, section (d) of the General Corporations Law No. 19,550 and other applicable regulations, which include their respective Notes and Independent Auditor and Supervisory Committee reports.

19. Consideration of the Prior Merger Agreement and the Merger by Absorption Prospectus.

The Shareholders' meeting resolved by a majority of computable votes to approve the following: (i) the Prior Merger Agreement between YPF, YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., YSUR Recursos Naturales S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L.; and (ii) the text of the Merger by Absorption Prospectus.

20. Authorization to sign the Definitive Merger Agreement in the name of and in representation of the Company.

The Shareholders' meeting resolved by a majority of computable votes to approve the following: (i) to authorize the Directors of YPF, without distinction, to enter into, in the name and representation of YPF, the Definitive Merger Agreement in accordance with Article 83, paragraph 4 of the General Corporations Law No. 19,550; and (ii) to authorize the previously authorized individuals and Ricardo Darré, Daniel González, Germán Fernández Lahore, Lorena Sánchez and/or any of their designees, without distinction, to make all legal filings and represent YPF before the CNV, the Superintendency of Corporations (Inspección General de Justicia), the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires) and the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos) and any other regulatory body or entity with the power to adopt the proposed modifications, public or private, in order to obtain the applicable authorizations and registrations proposed by the aforementioned entities and to execute any public or private instrument and corresponding documents to effect the merger.

21. Consideration of the extension of the term of the Company's Global Medium Term Negotiable Obligations Program.

The Shareholders' meeting resolved by a majority of computable votes to approve the extension of the term of YPF's Global Medium-Term Note Program for a period of five (5) years.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 5, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer